FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2004

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                            109-111 Messogion Avenue
                                 Politia Centre
            Athens 115 26 GR(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F [X]   Form 40-F  [_]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes [_]   No  [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of News Release for November 5, 2004 - Top Tankers Announces Pricing of Follow-On Offering issued by Top Tankers Inc. on November 5, 2004.

Exhibit 1

NEWS RELEASE for November 5, 2004
Contact:    Michael Mason                 Stamatis Tsantanis, CFO
            Allen & Caron Inc             TOP Tankers Inc
            212 691 8087                        011 30 210 697 8199
            michaelm@allencaron.com       snt@toptankers.com

               TOP TANKERS ANNOUNCES PRICING OF FOLLOW-ON OFFERING

ATHENS, GREECE (November 5, 2004) ...TOP Tankers Inc. (Nasdaq:TOPT) announced today that its follow-on offering of 8,306,452 common shares has been priced at $15.50 per share. In addition, TOP Tankers has granted the underwriters a 30-day option to purchase up to an additional 1,245,968 shares to cover over-allotments. TOP Tankers intends to use a portion of the net proceeds of the offering to acquire five Suezmax double-hull tankers from an unrelated third party.

     Cantor Fitzgerald & Co. acted as lead manager for the offering and the co-managers are Hibernia Southcoast Capital and Oppenheimer & Co.

A copy of the final prospectus related to this offering may be obtained from:

Cantor Fitzgerald & Co.
135 East 57th Street
New York, NY 10022
Telephone (212) 829-4803

     This press release shall not constitute an offer to sell or a solicitation of an offer to buy, and there shall not be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

                                 MORE-MORE-MORE

TOP TANKERS ANNOUNCES PRICING OF FOLLOW-ON OFFERING
Page 2-2-2
Forward Looking Statement

     Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

     The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

     Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in TOP Tankers' operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

     Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.


                                   # # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                TOP TANKERS INC.
                                  (registrant)



Dated: November 8, 2004
                                         By: /s/ Stamatis N. Tsantanis
                                             --------------------------
                                             Stamatis N. Tsantanis
                                             Chief Financial Officer


23116.0001 #524090